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                                                                  Exhibit 20.1


LASERSCOPE COMPLETES SECOND PRIVATE FINANCING

SAN JOSE, Calif.--(BW HealthWire)--Feb. 22, 2000--Laserscope (Nasdaq: LSCP - news) today announced that it completed a private placement of subordinate convertible debentures with net proceeds to the Company of approximately $2.9 million. The placement to affiliates of Renaissance Capital Group, Inc., was managed by Taglich Brothers, Inc. (s/k/a Taglich Brothers, D'Amadeo, Wagner & Company, Incorporated).

The debentures mature seven years from issuance and bear an interest rate of 8.00%. For the first three years, installments will consist of monthly interest payments only. The debentures are convertible into common stock of the Company, with an initial conversion price, which is subject to adjustment, of $1.25.

On January 18, 2000 the Company also completed a private placement of common stock providing net proceeds to the Company of approximately $1.8 million. The proceeds from both placements will be used for general corporate purposes.

Laserscope designs, manufactures, sells and services on a worldwide basis an advanced line of medical laser systems and related energy delivery devices for the office, outpatient surgical center, and hospital markets. More information about Laserscope can be found on the Company's Web Site at www.laserscope.com.

Except for historical information presented, the matters discussed in this announcement may contain forward-looking statements that involve risks and uncertainties. These risks are detailed from time to time in the Company's public disclosure filings with the U.S. Securities and Exchange Commission
(SEC). Copies of Laserscope's most recent forms 10K and 10Q are available upon request from its Investor Relations Department.

Contact:
     Laserscope
     Eric Reuter, 408/943-0636 (President & CEO)
     Dennis LaLumandiere, 408/943-0636 (CFO)